My Bright Eye Provides Protection and Provision.

John D. MacArthur

2002 Annual Report


ANNUIT COEPTIS
MDCCLXXVI
NOVUS ORDO SECLORUM
THE GREAT SEAL

Integrity Mutual Funds, Inc.



Information About the Company's Common Stock

The Company's Common Stock is traded on the OTC Bulletin Board under the symbol IMFD. The Company's stock began trading on the OTC Bulletin Board on November 7, 1997. On May 31, 2002, the shareholders of the Company approved a two for one (2:1) forward stock split of the issued and outstanding common stock of the Company which took effect on July 1, 2002. The forward stock split increased the number of issued and outstanding shares of common stock of the Company as of July 1, 2002 from approximately 6,700,000 to approximately 13,400,000. Except for changes in the number of shares of stock issued and outstanding, the rights and privileges of holders of shares of common stock remain the same, both before and after the forward stock split. Commencing on July 1, 2002, each currently outstanding common stock certificate was deemed for all corporate purposes to evidence ownership of the increased number of shares resulting from the forward stock split. New stock certificates reflecting the number of shares resulting from the stock split will be issued only as currently outstanding certificates are transferred or upon request of individual shareholders. On December 31, 2002, the closing price of the Company's Common Stock on the OTC Bulletin Board was $.25 per share. At February 14, 2003, there were approximately 736 shareholders of record. The Company estimates that there are approximately 340 beneficial shareholders whose shares are held in street name and 396 registered shareholders.

The following table sets forth the high and low bid prices for the Company's Common Stock provided by The NASDAQ Stock Market, Inc.

	2002 Fiscal Year		2001 Fiscal Year	
Quarter	High	Low	High	Low
First Quarter	$.460	$.350	$.594	$.328
Second Quarter	.445	.310	.465	.313
Third Quarter	.450	.270	.460	.385
Fourth Quarter	.330	.250	.480	.350

The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The Company has not paid a dividend with respect to its Common Stock nor does the Company anticipate paying dividends in the foreseeable future.

Contents

To Our Shareholders 1
The Business of Integrity Mutual Funds, Inc. 2
Discussion & Analysis 6
Financial Structure 12



In Memory Of

Dick Olson

June 9, 1951 - September 17, 2002

This annual report is dedicated to the memory of "Dick" Olson who started with Integrity Mutual Funds, Inc., a.k.a. ND Holdings, Inc. in 1988 as a registered rep. He quickly advanced to marketing manager of the Integrity Family of Funds and in 2001 was elected President and Director of the Corporation. Dick possessed tremendous people skills and he was able to handle challenges like a diplomat.

Dick is missed by his workmates whom he regarded as "next of kin" and by scores of industry acquaintances who perceived him as a class act. It is in this spirit that we commemorate our friendship with Dick Olson.

To Our Shareholders



Fellow Shareholders:

A net profit was generated in a difficult year. Integrity Mutual Funds, Inc. (the "Company") turned in $0.03 per share in net earnings after taxes for 2002 despite wide swings in the financial markets, domestic and worldwide economic turmoil, and challenges encountered by the Company. We look back to gain from experience and look forward to seize opportunities for profit potential.

As 2002 approached, management met, analyzed and concluded that growth would be difficult in the financial services industry and planning was set accordingly. Budgets were geared in anticipation of leaner times in the investment markets, since financial shakeouts take time to work their way through the economy, and the lessons of 2000 and 2001 still weighed heavily on the minds of investors.

Regardless of what has taken place in the past, the Company remains focused on potential growth in the future. This is the reason for the January 2002 acquisition of Capital Financial Services, Inc. (CFS). CFS was chosen over a number of possible acquisition candidates because of its size ($6.5 million in revenues) and similarity to the business currently in place. CFS revenues expanded to $7.178 million for 2002 and we plan to work for additional growth for CFS.

Total Company revenues increased 83% from $8.168 million to $14.981 million as explained in the enclosed financial report. Please read the entire report for details on history and current operations.

Cash flow, established several years ago, has enabled the Company to move forward with expansion plans and acquisition targets as merited. We have become very proactive in developing these plans for future growth. Discussions with other groups continue as a routine as we look for opportunities to grow shareholder value. The common shares of the company were split 2-for-1 in July of 2002 in conjunction with authorization to issue up to 1 billion common shares and 100 million preferred shares. In doing so, the Company increased its flexibility in financing future possible opportunities.

Under the common share buy-back program, the Company purchased over the open market and retired 320,000 common shares. The Company has intentions of possible future share repurchases under a buy-back authorization that remains open. During the year an individual investor, combined with others, reported that he had acquired approximately 10% of the Company's outstanding shares. This compares with 8% at the end of 2001.

The passing of President and Chief Operating Officer, Dick Olson, in September came suddenly and by complete surprise. Dick Olson had started with the Company in 1988 and advanced through the ranks to take the helm of the Company in 2001. Please refer to the memorial section of this report for a tribute to Dick Olson. Replacing Dick and reassigning his responsibilities are still being worked out. In the meantime, Company personnel have stepped forward to continue his work.

We thank our dedicated and experienced employees who work everyday to advance and grow the Company. Our board of directors are also recognized for their diligent insight of Company operations.

Robert E. Walstad
Chairman, CEO

The Business of Integrity Mutual Funds, Inc.

Integrity Mutual Funds, Inc. ("the Company") is a holding company engaged, through various subsidiaries, in providing investment management, distribution, shareholder services, fund accounting and other related administrative services to the open-end investment companies known as "Integrity Mutual Funds" and "Ranson Managed Portfolios," *hereinafter collectively referred to as "the Funds."* *Integrity Mutual Funds* currently consists of five (5) open-end investment companies including ND Tax-Free Fund, Inc.("ND Tax-Free Fund"), Montana Tax-Free Fund, Inc.("Montana Tax-Free Fund"), South Dakota Tax-Free Fund, Inc. ("South Dakota Tax-Free Fund"), Integrity Fund of Funds, Inc. ("Integrity Fund of Funds") and Integrity Small-Cap Fund of Funds, Inc. ("Integrity Small-Cap Fund of Funds"). Ranson Managed Portfolios consists of one open-end investment company containing four (4) separate portfolios including The Kansas Municipal Fund, The Kansas Insured Intermediate Fund, The Nebraska Municipal Fund, and The Oklahoma Municipal Fund. Sales of Fund shares are marketed principally in Montana, Kansas, Oklahoma, North Dakota, Nebraska and South Dakota. The Company also sells mutual funds and insurance products through two other wholly-owned subsidiaries, ARM Securities Corporation ("ARM Securities"), and Capital Financial Services, Inc. ("CFS"). The Company has also become involved as an internet provider with a majority ownership in Magic Internet Services, Inc. ("Magic Internet"). The Company continues to review acquisition opportunities in other industries involving management services and information processing.

As of December 31, 2002, total assets under management/service in the Funds was approximately $296.0 million, compared to approximately $318.3 million as of December 31, 2001 and approximately $336.9 million as of December 31, 2000.

The Company has been engaged in the financial services business since 1987. The Company was incorporated September 22, 1987 as a North Dakota corporation by Robert E. Walstad, Chief Executive Officer of the Company. The Company's offices are at 1 North Main Street, Minot, North Dakota 58703. As of December 31, 2002, the Company had 42 full-time employees and 6 part-time employees, consisting of officers, investment management, securities distribution, shareholder services, data processing, law, accounting and clerical support staff.

On January 5, 1996, the Company consummated the acquisition (the "Ranson Acquisition") of substantially all of the assets and liabilities of The Ranson Company, Inc., a corporation organized under the laws of the state of Kansas and based in Wichita, Kansas. The Ranson Company, Inc. provided investment management and related services to the Ranson Managed Portfolios through its subsidiary, Ranson Capital Corporation ("Ranson"), a registered investment advisor and registered broker-dealer. Ranson Managed Portfolios is an open-end investment company registered with the Securities and Exchange Commission (the "SEC"). At the time of the Ranson Acquisition, Ranson Managed Portfolios consisted of three funds: The Kansas Municipal Fund, The Kansas Insured Intermediate Fund and The Nebraska Municipal Fund, totaling approximately $184 million in assets under management. Subsequent to the Ranson Acquisition, the Company has managed Ranson Managed Portfolios on a unified basis with its other business. The purchase price paid at the closing of the Ranson Acquisition was $6.2 million and was funded through a combination of existing cash on hand and bank debt in the amount of approximately $1.5 million. The bank debt was paid in full as of March 1998.

On December 6, 1996, the Company acquired the accounts of the Heartland Nebraska Tax-Free Fund for cash and merged them into the Ranson Managed Portfolios, The Nebraska Municipal Fund, through an exchange of shares. The Heartland Portfolio was $10,299,543 in size at the time of the transaction.

On May 21, 1999, the Company acquired the accounts of the Lancaster Nebraska Tax-Free Fund for cash and merged them into the Ranson Managed Portfolios, The Nebraska Municipal Fund, through an exchange of shares. The Lancaster Portfolio was $12,877,367 in size at the time of the transaction.

On October 1, 1999, the Company acquired for cash and common stock 51% control of Magic Internet Services, Inc. Magic Internet operates as an internet service provider to individuals and businesses in the local calling area.

On May 25, 2000, the Company acquired for cash, ARM Securities Corporation, a broker-dealer engaged primarily in the sale of mutual funds and insurance products. The broker-dealer supports approximately 40 registered representatives operating as independent contractors with 23 representatives in a single office in Fresno, CA and the remainder in scattered locations in Minnesota, Iowa and South Dakota.

On September 14, 2001, the Company acquired for common stock, North Dakota Investment Advisors, Inc., a registered investment advisor authorized to provide investment advisory services in the state of North Dakota for a fee. As a result of failure of certain conditions of the purchase agreement, on June 24, 2002, the Company rescinded the purchase dated September 14, 2001, and obtained return and cancellation of the Company's common shares.

On January 15, 2002, the Company acquired for cash, common stock subject to a put option, stock options, and convertible debentures, all the assets of Capital Financial Services, Inc., a full-service brokerage firm based in Madison, Wisconsin. The broker-dealer specializes in providing investment products and services to independent investment representatives, financial planners, and investment advisors and currently supports approximately 90 investment representatives and investment advisors.

THE COMPANY'S SUBSIDIARIES

The Company derives most of its income from two lines of business, one being the providing of investment management, distribution, shareholder services, accounting and related services to the Funds and other clients. The other provides order processing, regulatory oversight, concession processing, and other related services to registered securities representatives transacting securities business for their clients. As a result, the Company is economically dependent on the Funds, the representatives and others for substantially all of its revenue and income. These businesses are conducted through the wholly-owned subsidiary companies described below. Revenues generated by the subsidiaries supporting activities surrounding the Funds are derived primarily from fees based on the level of assets under management. Revenues generated by the support of securities sales are derived primarily through a sharing of sales concessions paid by the products being sold to clients. Other business opportunities have been considered.

ND Money Management, Inc.

ND Money Management, Inc. ("ND Money Management") is registered as an investment advisor with the SEC under the Investment Advisers Act of 1940 (the "Advisers Act"). ND Money Management provides investment advisory services under investment advisory agreements with ND Tax-Free Fund, Montana Tax-Free Fund, South Dakota Tax-Free Fund, Integrity Fund of Funds, and Integrity Small-Cap Fund of Funds. As of December 31, 2002, ND Money Management managed approximately $120.4 million, representing approximately 41% of the Company's total assets under management/service.

ND Capital, Inc.

ND Capital, Inc. ("ND Capital") is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and serves as principal underwriter and distributor for ND Tax-Free Fund, Montana Tax-Free Fund, South Dakota Tax-Free Fund, and Integrity Small-Cap Fund of Funds. ND Capital earns Rule 12b-1 fees pursuant to Rule 12b-1 plans adopted by each such Fund and contingent deferred sales charges ("CDSCs") from shareholders of such Funds if they redeem their shares within 5 years after their purchase. As principal underwriter for Integrity Fund of Funds, ND Capital earns CDSCs from shareholders of the Fund if they redeem their shares within 5 years after their purchase. ND Capital also earns commission revenue in connection with sales of shares of outside mutual funds and in connection with effecting other securities transactions.

Ranson Capital Corporation

Ranson Capital Corporation ("Ranson") is registered with the SEC as an investment advisor and a broker-dealer. It is also a member of the NASD. Ranson provides investment advisory services to the Ranson Managed Portfolios under an investment advisory agreement. As of December 31, 2002, Ranson managed approximately $175.6 million in assets, representing approximately 59% of the Company's total assets under management/service. Ranson also serves as principal underwriter for the Ranson Managed Portfolios and earns Rule 12b-1 fees pursuant to Rule 12b-1 plans adopted by certain of the Ranson Managed Portfolios and the underwriter's portion of FESLs in connection with sales of shares of the Ranson Managed Portfolios effected by other broker-dealers.

ND Resources, Inc.

ND Resources, Inc. ("ND Resources") is registered with the SEC as a transfer agent under the Securities Exchange Act of 1934. ND Resources provides shareholder recordkeeping services and acts as transfer agent and dividend-paying agent for the Funds. ND Resources also provides business management services, including fund accounting, compliance and other related administrative activities for the Funds. ND Resources is compensated for providing these services under agreements with each Fund, and is reimbursed for out-of-pocket expenses. ND Resources has provided services to one other fund group. As of February 16, 2001, that relationship was terminated due to a reorganization of the fund group.

Magic Internet Services, Inc.

Magic Internet Services, Inc. ("Magic Internet") operates as an internet service provider offering service primarily to individuals and businesses in the local calling area. Magic Internet provides subscribers with full support including servicing hardware and technical support for software problems. Magic Internet also provides DSL, wireless, satellite, national dial-up, and website building and hosting services.

ARM Securities Corporation

ARM Securities Corporation ("ARM Securities") is registered with the SEC as a broker-dealer and is registered with the NASD. Acquired from ARM Financial Group, Inc., a Louisville, Kentucky corporation in May of 2000, the broker-dealer offers mutual funds and insurance products to the public through approximately 40 registered representatives. ARM Securities earns commission revenue in connection with sales of these products and also 12b-1 fees paid by the distributors of these products.

Integrity Investment Advisors, Inc.

Integrity Investment Advisors, Inc. ("Integrity Investment Advisors") is registered with the SEC and the state of North Dakota as a registered investment advisor. Acquired in September of 2001, Integrity Investment Advisors is authorized to provide investment advisory services to individuals or other entities. The registered investment advisor earns fee revenue in connection with providing these services. As a result of failure of certain conditions of the purchase agreement, on June 24, 2002, the Company rescinded the purchase dated September 14, 2001, and obtained return and cancellation of the Company's common shares.

Capital Financial Services, Inc.

On January 15, 2002 the Company acquired all the assets of Capital Financial Services, Inc. ("CFS"), a full-service brokerage firm based in Madison, Wisconsin. CFS is registered with the SEC as an investment advisor and broker-dealer and also with the NASD as a broker-dealer. The broker-dealer and investment advisor specializes in providing investment products and services to independent investment representatives, financial planners, and investment advisors and currently supports approximately 90 investment representatives and investment advisors.


Assets Under Management / Service
(In Millions)
$850
$800
$750
$700
$650
$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
89 90 91 92 93 94 95 96 97 98 99 00 01 02


Total Revenues
(In Millions)
$16
$14
$12
$10
$8
$6
$4
$2
$0
89 90 91 92 93 94 95 96 97 98 99 00 01 02

Discussion & Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION

Integrity Mutual Funds, Inc. derives a portion of its revenues and net income from providing investment management, distribution, shareholder services, accounting and related services to the Funds and others. ARM Securities and CFS provide another substantial portion of revenue through sales of mutual fund, variable insurance products and fixed insurance products. The majority of the Company's assets under management consist of single-state municipal bond funds for the states of North Dakota, South Dakota, Montana, Kansas, Nebraska, and Oklahoma.

Integrity Mutual Funds, Inc. is a holding company which operates in three business segments, 1) as an investment advisor, distributor and provider of administrative service to sponsored and non-proprietary mutual funds, 2) as an internet service provider for Minot and surrounding areas and 3) as a broker-dealer. Refer to Segment Information in Note 11 of the Audited Statements.

ASSETS UNDER MANAGEMENT/SERVICE
By Investment Objective In Millions

As of December 31,	2002	2001	2000
FIXED-INCOME			
Tax-Free	$ 286.7	$ 303.0	$ 301.0
Taxable (Corporate/Government)	0.0	0.0	0.0
TOTAL FIXED-INCOME	$ 286.7	$ 303.0	$ 301.0
EQUITY			
Fund of Funds	$ 9.3	$ 15.3	$ 19.6
TOTAL SPONSORED MUTUAL FUNDS	$ 296.0	$ 318.3	$ 320.6
Investors Research Fund	$ 0.0	$ 0.0	$ 16.3
TOTAL ASSETS UNDER MANAGEMENT/SERVICE	$ 296.0	$ 318.3	$ 336.9

A substantial portion of the Company's revenues depend upon the amount of assets under its management/service. Assets under management/service can be affected by the addition of new funds to the group, the acquisition of another investment management company, purchases and redemptions of mutual fund shares and investment performance, which may depend on general market conditions. Assets under the Company's management/service decreased by $22.3 million (7.0%) in 2002 and decreased by $18.6 million (5.5%) in 2001. Fixed income assets decreased by 5.4% in 2002 compared to the 2001 increase of 0.7%. Fixed income assets account for 96.9% of the total assets under management/service in 2002 and 95.2% in 2001. Equity assets decreased by 39.2% in 2002 compared to the 2001 decrease of 21.9%. Equity assets account for 3.1% of total assets under management/service in 2002 and 4.8% in 2001.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, amounts included in the Consolidated Statements of Operations of Integrity Mutual Funds, Inc. and the percentage change in those amounts from period to period.

	2002	2001	2000	Variance 2002 to 2001	Variance 2001 to 2000
OPERATING REVENUES					
Fee income	$ 3,065,042	$ 2,970,581	$ 3,144,428	3.2 %	(5.5)%
Commissions	11,378,619	4,554,559	3,515,600	149.8 %	29.6 %
Internet revenues	537,288	642,584	668,980	(16.4)%	(3.9)%
Total revenue	$ 14,980,949	$ 8,167,724	$ 7,329,008	83.4 %	11.4 %
OPERATING EXPENSES					
Compensation and benefits	$ 1,900,273	$ 1,833,715	$ 1,464,483	3.6 %	25.2 %
Commission expense	9,975,465	3,583,310	2,796,545	178.4 %	28.1 %
General and administration	2,065,218	1,751,487	1,592,669	17.9 %	10.0 %
Sales commissions amortized	490,206	613,738	587,740	(20.1)%	4.4 %
Depreciation and amortization	202,584	578,534	601,824	(65.0)%	(3.9)%
Total operating expenses	$ 14,633,746	$ 8,360,784	$ 7,043,261	75.0 %	18.7 %
OPERATING INCOME (LOSS)	$ 347,203	$ (193,060)	$ 285,747	279.8 %	(167.6)%
OPERATING INCOME (EXPENSES)					
Interest and other income	$ 377,739	$ 164,641	$ 206,888	129.4 %	(20.4)%
Interest expense	(303,139)	(317,924)	(251,068)	(4.7)%	26.6 %
Net other income (expenses)	$ 74,600	$ (153,283)	$ (44,180)	148.7 %	(247.0)%
INCOME (LOSS) BEFORE INCOME TAX BENEFIT (EXPENSE)	$ 421,803	$ (346,343)	$ 241,567	221.8 %	(243.4)%
INCOME TAX BENEFIT (EXPENSE)	(61,999)	20,148	(232,830)	(407.7)%	108.7 %
NET INCOME (LOSS) BEFORE MINORITY INTEREST	$ 359,804	$ (326,195)	$ 8,737	210.3 %	(3,833.5)%
MINORITY INTEREST, NET OF TAX	38,507	26,367	31,667	46.0 %	(16.7)%
NET INCOME (LOSS) AFTER MINORITY INTEREST	$ 398,311	$ (299,828)	$ 40,404	232.8 %	(842.1)%
Earnings (Loss) per share	.03	(.02)	.00		

OPERATING REVENUES

Total operating revenues for 2002 were $15.0 million, an increase of 83.4% from $8.2 million for 2001. The increase in commission revenues is primarily attributable to revenues of $6,968,953 relating to CFS, acquired effective January 1, 2002.

Total operating revenues for 2001 were $8.2 million, an increase of 11.4% from $7.3 million for 2000. The increase in commission revenues is primarily attributable to a full year of commissions in 2001 from ARM Securities, which was acquired effective May 1, 2000.

Fee income for 2002 was $3.1 million, a 3.2% increase from $3.0 million for 2001. The increase in fee income is due to fee income of $208,884 related to CFS, acquired effective January 1, 2002, offset by a decrease in assets under management/service and to a lesser extent from the reduction in fees charged to Class A shares converted from Class B shares. Beginning January 2000, ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., and South Dakota Tax-Free Fund, Inc. issued another class of shares, Class A shares with FESLs. These shares are subject to a maximum front-end sales load of 4.25% scaled down to .75% minimum as the investment amount increases. Shares subject to the CDSC (Class B shares) automatically convert to Class A shares (and would no longer be subject to the higher Rule 12b-1 fees) approximately 8 years after the date on which such Class B shares were purchased. The conversion would be made based on the relative net asset values of Class A and Class B shares, without imposing any load, fee or other charge. This trend will continue as more Class B shares are converted to Class A shares. Fee income for 2001 was $3.0 million, a 5.5% decrease from $3.1 million for 2000.

Commission income includes ARM Securities and CFS commissions and 12b-1 fees associated with the sale of mutual funds and insurance products, ND Capital and Ranson underwriting fees associated with sales of the FESL funds, commissions earned by registered representatives of ND Capital, and commissions earned by ND Capital acting as agent to the Funds for the purchase of certain investment securities. Commission income for December 31, 2002 was $11.4 million, a 149.8% increase over the $4.6 million for 2001. The primary reason for the increase was $6,968,953 in commission revenues relating to CFS, acquired effective January 1, 2002. 2001 commission income was a 29.6% increase over 2000 due to a full year of commissions earned in 2001 by ARM Securities, acquired in May of 2000.

Internet revenues decreased 16.4% for 2002 compared to 2001 due to a decreased customer base. Revenues decreased 3.9% for 2001 compared to 2000. On October 1, 1999, the Company formed a corporation called Magic Internet Services, Inc. At the same time, the newly formed subsidiary of the Company acquired all the assets of Magic Internet Services (a North Dakota partnership). The corporation provides internet services to several businesses as well as the general public for a fee. The acquisition of Magic Internet allows for additional revenues, provides another source for internet service in case of disruption of service (redundancy), assists in providing information over the internet and provides a potential new delivery system of mutual fund shares.

OPERATING EXPENSES

Total operating expenses increased 75.0% for 2002 compared to 2001. Total operating expenses increased 18.7% for 2001 compared to 2000. The variances relate to several of the major expense categories as described in the paragraphs that follow.

Compensation and benefits increased 3.6% in 2002 compared to 2001. The increase in 2002 is primarily attributable to budgeted compensation and benefit increases.

Compensation and benefits increased 25.2% in 2001 compared to 2000. Compensation and benefits related to ARM Securities made up 59.0% of the increase, due primarily to a full year of expenses recorded in 2001. The balance of the compensation and benefits increase relates to budgeted compensation and benefit increases, and the recruitment of two key employees to grow ARM Securities.

Commission expense for December 31, 2002 was a 178.4% increase over 2001. Commission expense for December 31, 2001 was a 28.1% increase over 2000. The commission expense increases for 2002 and 2001 are directly related to the increases in commission income.

General and administrative expense for 2002 increased 17.9% over 2001. The increase is due primarily to general and administrative expense relating to CFS, acquired effective January 1, 2002. Total general and administrative expenses for 2001 increased 10.0% compared to 2000. This increase is due primarily to a full year of expenses recorded for 2001 for ARM Securities, which was acquired in May of 2000.

Sales commissions paid to brokers and dealers in connection with the sale of shares of the Funds sold without a FESL are capitalized and amortized on a straight line basis. Effective January 1, 2001, the Company accelerated the amortization life to eight years from nine years which best approximates management's estimate of the average life of investor's accounts in the Inte grity Mutual Funds and Ranson Managed Portfolios and coincides with conversion of Class B shares to Class A shares as previously stated. Contingent deferred sales charges ("CDSC") received by the Company are recorded as a reduction of unamortized deferred sales commissions. Amortization of deferred sales commissions decreased 20.1% in 2002 and increased 4.4% in 2001.

Depreciation and amortization decreased 65.0% in 2002 and decreased 3.9% in 2001. The primary reason for the decrease in 2002 is that effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 - Goodwill and Other Intangible Assets. Under SFAS 142, the Company no longer amortizes its goodwill and certain other intangibles over their estimated useful lives. Rather, they will be subject to at least an annual assessment for impairment by applying a fair value based test. The 2001 decrease is the result of assets becoming fully depreciated in 2000 and 2001.

For the year ended December 31, 2002, the Company obtained an independent summary valuation analysis of the fair market value of its three reporting business lines (mutual fund services, broker-dealer services, and internet services). The objective of the valuation analysis was to evaluate the accounting value of the goodwill for each business line versus the estimated fair market value of that goodwill as required by SFAS 142. Based on the independent valuation estimate, management believes that the net realizable value of each of its three reporting business lines substantially exceeds the carrying (book) value of the respective business lines and therefore, no impairment adjustments were made during the quarter ended and year ended December 31, 2002.

OTHER INCOME (EXPENSES)

2002 interest and other income increased 129.4% over 2001, the net effect of $250,000 in Keyman insurance proceeds recorded in 2002, offset by decreased interest income earned on cash invested.

2001 interest and other income decreased 20.4% from 2000 due to decreased interest income earned on cash invested.

Interest expense for 2002 is a 4.7% decrease from 2001 due to the maturity of the Company's outstanding debentures in September of 2002 as well as a partial redemption of subordinate debentures in June of 2002.

Interest expense for 2001 is a 26.6% increase over 2000 due to interest owed on subordinate debentures sold July 2000 through April 2001.

INCOME TAX (EXPENSE) BENEFIT

Effective for 2001, the Company is amortizing deferred sales commissions over five years for income tax purposes. Previously, the Company was expensing deferred sales commissions as incurred. The Company will continue to capitalize and amortize the commissions for financial reporting purposes over eight years (exception Integrity Fund of Funds, which are expensed). The effects of the change will create timing differences between when the commissions are deducted for income tax purposes and expensed as amortization for financial reporting purposes. Deferred tax assets or deferred tax liabilities may result from these timing differences.

FINANCIAL CONDITION

On December 31, 2002, the Company's assets aggregated $12.7 million, an increase of 13.2% from $11.2 million in 2001, due to an increase in accounts receivable and goodwill offset by a decrease in cash and cash equivalents, securities available-for-sale, prepaids, and property and equipment. Stockholders equity increased to $7.0 million on December 31, 2002 compared to $6.9 million on December 31, 2001, primarily the result of the net income of $398,311, offset by the repurchase of $161,744 of the company stock through a stock buyback program, and the rescinded purchase of Integrity Investment Advisors, Inc.

Cash provided by operating activities was $422,311 in 2002, a 31.9% decrease from $620,361 in 2001. During the year ended December 31, 2002, the Company used net cash of $1,207,140 for investing activities. $1,117,711 was related to the purchases of CFS, $13,763 for the remodeling of the second floor of the building for additional office space, and $74,607 for the purchase of computer system equipment. Net cash flow used by financing activities during the year was $42,235, the net effect of $561,000 in proceeds received from a subordinated commercial note offering and $650,040 in proceeds received from a short-term bank borrowing, offset by $107,512 for repayment of debt,

$50,000 for a partial redemption of subordinate debentures, $940,000 for the maturity of debentures, and $161,744 for the net purchase of the Company's common stock, pursuant to a program approved by its Board of Directors in November 1997 to repurchase up to $2,000,000 of its common stock from time to time in the open market.

On December 31, 2001, the Company's assets aggregated $11.2 million, a decrease of 12.1% from $12.8 million in 2000, due to a decrease in cash and cash equivalents, securities available-for-sale, accounts receivable, and property and equipment. Stockholders equity decreased to $6.9 million on December 31, 2001 compared to $8.4 million on December 31, 2000, primarily the result of the net loss of $299,828, the purchase of $999,934 of the company stock through a tender offer purchase, and the repurchase of $221,472 of the company stock through a stock buyback program.

Cash provided by operating activities was $620,361 in 2001, an 47.9% decrease from $1,189,867 in 2000. During the year ended December 31, 2001, the Company used net cash of $114,063 for investing activities. $9,315 was related to the purchase of ARM Securities and Integrity Investment Advisors, $50,554 for the remodeling of the second floor of the building for additional office space, and $74,947 for the purchase of equipment, offset by cash received for the redemption of an investment in Class A shares of the Montana Tax-Free Fund. Net cash flow used by financing activities during the year was $1,271,772, the net effect of $120,000 in proceeds received from a subordinated debenture offering, offset by $81,296 for repayment of debt, $97,093 net cash loaned to the ESOP, and $1,251,997 for the net purchase of the Company's common stock, pursuant to a program approved by its Board of Directors in November 1997 to repurchase up to $2,000,000 of its common stock from time to time in the open market and also *through a tender offer purchase.*

LIQUIDITY AND CAPITAL RESOURCES

On December 31, 2002, the Company's liquid assets totaled $1,117,075, including $1,007,619 of cash and cash equivalents, as compared to $1,963,239 of which $1,834,683 represented cash and cash equivalents, on December 31, 2001. On January 15, 2002 the Company paid out $1,140,000 to purchase CFS, pursuant to the purchase agreement.

On December 31, 2001, the Company's liquid assets totaled $1,963,239, including $1,834,683 of cash and cash equivalents, as compared to $2,744,999 of which $2,600,157 represented cash and cash equivalents, on December 31, 2000. On January 29, 2001 the Company paid out $999,934 for 799,947 shares of the Company's common stock, pursuant to its self tender offer that commenced on December 21, 2000.

Although the Company has historically relied upon sales of its common stock and debt instruments for liquidity and growth, management believes that the Company's existing liquid assets, together with the expected continuing cash flow from operations and the issuance of long-term subordinated commercial notes, will provide the Company with sufficient resources to meet its cash requirements during the next twelve months. Management expects that the principal needs for cash may be to advance sales commissions on Funds subject to contingent deferred sales charges, acquire additional investment management or financial services firms, repurchase shares of the Company's common stock, and service debt.

On September 1, 2002, $940,000 of debentures matured. This need for cash was met by securing an interim bank loan agreement. This bank loan is being supplanted by the issuance of new long-term subordinated commercial notes. As of February 28, 2003, the Company had issued $561,000 in subordinated commercial notes.

OTHER INFORMATION

On September 17, 2002, Richard Olson, President, Chief Operating Officer, and Director of the Company, died in an automobile accident. Robert Walstad, CEO, Chairman of the Board, and former President, has reassumed Mr. Olson's duties on an interim basis. No additional director has been appointed to replace Mr. Olson as Director of the Company. There was, at the time of Mr. Olson's death, a Keyman insurance policy in effect to the benefit of the Company. The Company received $250,000 in insurance proceeds in early 2003. This amount has been included in other income in the 2002 financial statements.

FORWARD-LOOKING STATEMENTS

When used herein, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in other Company authorized written or oral statements, the words and phrases "can be", "expects," "anticipates," "may affect," "may depend," "believes," "estimates" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The

Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Such statements are subject to certain risks and uncertainties, including those set forth in this "Forward-Looking Statements" section, that could cause actual results for future periods to differ materially from those presently anticipated or projected. The Company does not undertake and specifically disclaims any obligation to update any forward-looking statement to reflect events or circumstances after the date of such statements.

The Company derives substantially all of its revenues from two sources, commission revenue earned in connection with sales of shares of mutual funds, variable insurance products and fixed insurance products, and fees relating to the management of, and provision of services to, the Funds and other clients. The fees earned by the Company are generally calculated as a percentage of assets under management/service. If the Company's assets under management/service decline, or do not grow in accordance with the Company's plans, fee revenues and earnings would be materially adversely affected. Assets under management/service may decline because redemptions of Fund shares exceed sales of Fund shares, or because of a decline in the market value of securities held by the Funds, or a combination of both.

In seeking to sell Fund shares, and market its other services, the Company operates in the highly competitive financial services industry. The Company competes with approximately 8,000 open-end investment companies which offer their shares to the investing public in the United States. In addition, the Company also competes with the financial services and other investment alternatives offered by stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions, as well as investment advisory firms. Most of these competitors have substantially greater resources than the Company. The Company sells Fund shares principally through third party broker-dealers. The Company competes for the services of such third party broker-dealers with other sponsors of mutual funds who generally have substantially greater resources than the Company. Banks in particular have increased, and continue to increase, their sponsorship of proprietary mutual funds distributed through third party distributors. Many broker-dealer firms also sponsor their own proprietary mutual funds which may limit the Company's ability to secure the distribution services of such broker-dealer firms. In seeking to sell Fund shares, the Company also competes with increasing numbers of mutual funds which sell their shares without the imposition of sales loads. No-load mutual funds are attractive to investors because they do not have to pay sales charges on the purchase or redemption of such mutual funds' shares. This competition may place pressure on the Company to reduce the FESLs and CDSCs charged upon the sale or redemption of Fund shares. However, reduced sales loads would make the sale of Fund shares less attractive to the broker-dealers upon whom the Company depends for the distribution of Fund shares. In the alternative, the Company might itself be required to pay additional fees, expenses, commissions or charges in connection with the distribution of Fund shares which could have a materially adverse effect on the Company's earnings. The ability of the Company to sell Fund shares may also be affected by general economic conditions including, amongst other factors, changes in interest rates and the inflation rate. Interest and inflation rate changes may particularly impact the flow of money into mutual funds which invest in fixed-income securities. Each of the Funds except Integrity Fund of Funds and Integrity Small-Cap Fund of Funds invests substantially all of its assets in fixed-income securities.

General economic conditions, including interest and inflation rate changes, may also adversely affect the market value of the securities held by the Funds, thus negatively impacting the value of assets under management, and hence the fees earned by the Company. The fact that the investments of each Fund (except Integrity Fund of Funds and Integrity Small-Cap Fund of Funds) are geographically concentrated within a single state makes the market value of such investments particularly vulnerable to economic conditions within such state. In addition, the states in which the investments of the Funds as a group are concentrated are themselves concentrated in certain regions of the United States. The Company's fee revenues may therefore be adversely affected by economic conditions within such regions.

Sales of Fund shares with FESLs provide current distribution revenue to the Company in the form of the Company's share of the FESLs and distribution revenue over time in the form of 12b-1 payments. Sales of Fund shares with CDSCs provide distribution revenue over time in the form of 12b-1 payments and, if shares are redeemed within 5 years, CDSCs. However, the Company pays commissions on sales of Fund shares with CDSCs, reflects such commissions as a deferred expense on its balance sheet and amortizes such commissions over a period of up to eight years, thereby recognizing distribution expenses. Therefore, to the extent that sales of Fund shares with CDSCs increases over time relative to sales of shares with FESLs, current distribution expenses may increase relative to current distribution revenues in certain periods, which would negatively impact the Company's earnings in such periods. In addition, the Company may need to find additional sources of funding if existing cash flow and debt facilities are insufficient to fund commissions payable to selling broker-dealers on CDSC shares.

INTEGRITY MUTUAL FUNDS, INC. AND SUBSIDIARIES
MINOT, NORTH DAKOTA

CONSOLIDATED FINANCIAL STATEMENTS
AS OF
DECEMBER 31, 2002, 2001 AND 2000

AND

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Directors of
Integrity Mutual Funds, Inc. and Subsidiaries
Minot, North Dakota 58701

We have audited the accompanying consolidated balance sheets of Integrity Mutual Funds, Inc. and Subsidiaries (a *North Dakota Corporation) as of December 31, 2002 and 2001 and the related consolidated statements of operations,* stockholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Integrity Mutual Funds, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Brady, Martz + Associates

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 21, 2003

INTEGRITY MUTUAL FUNDS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 1,007,619	$ 1,834,683
Cash segregated for the exclusive benefit of customers	319,275	298,536
Securities available-for-sale	109,456	128,556
Accounts receivable	1,111,989	509,490
Prepaids	90,604	111,678
Total current assets	$ 2,638,943	$ 2,882,943
PROPERTY AND EQUIPMENT	$ 2,134,719	$ 2,049,236
Less accumulated depreciation	(730,093)	(607,597)
Net property and equipment	$ 1,404,626	$ 1,441,639
OTHER ASSETS		
Deferred sales commissions	$ 1,159,165	$ 1,459,536
Covenant not to compete (net of accumulated amortization of $177,125 for 2002 and of $122,624 for 2001)	40,875	95,376
Goodwill	7,234,317	5,177,072
Other Assets (net of accumulated amortization of $89,749 for 2002 and $64,382 for 2001)	215,983	158,226
Total other assets	$ 8,650,340	$ 6,890,210
TOTAL ASSETS	$ 12,693,909	$ 11,214,792

CONSOLIDATED BALANCE SHEETS (CONTINUED)
LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Service fees payable	$ 77,723	$ 89,525
Accounts payable	26,499	65,836
Other current liabilities	1,131,440	464,756
Short-term borrowings	555,592	0
Deferred tax liability	170,000	273,434
Current portion of long-term debt	17,298	952,773
Total current liabilities	$ 1,978,552	$ 1,846,324
LONG-TERM LIABILITIES		
Note payable	$ 461,311	$ 474,375
Subordinate debentures	595,000	645,000
Debentures	0	940,000
Corporate notes	962,000	962,000
Subordinate commercial notes	561,000	0
Other long-term liabilities	250,000	0
Less current portion shown above	(17,298)	(952,773)
Total long-term liabilities	$ 2,812,013	$ 2,068,602
TOTAL LIABILITIES	$ 4,790,565	$ 3,914,926
MINORITY INTEREST IN SUBSIDIARY	$ 355,371	$ 411,029
TEMPORARY CAPITAL - 1,000,000 shares of common stock, $.0001 par value; put option price of $.50 per share; see Note 5	$ 500,000	$ 0
STOCKHOLDERS' EQUITY		
Common stock - 1,000,000,000 shares authorized, $.0001 par value; 12,470,480 and 12,924,480 shares issued and outstanding, respectively, after the 2:1 forward stock split effective July 1, 2002	$ 8,361,529	$ 8,588,793
Receivable - unearned ESOP shares	(88,845)	(97,093)
Accumulated deficit	(1,198,551)	(1,596,862)
Accumulated other comprehensive income (loss)	(26,160)	(6,001)
Total stockholders' equity	$ 7,047,973	$ 6,888,837
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,693,909	$ 11,214,792

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

INTEGRITY MUTUAL FUNDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
REVENUES			
Fee income	$ 3,065,042	$ 2,970,581	$ 3,144,428
Commissions	11,378,619	4,554,559	3,515,600
Internet revenues	537,288	642,584	668,980
Total revenue	$ 14,980,949	$ 8,167,724	$ 7,329,008
OPERATING EXPENSES			
Compensation and benefits	$ 1,900,273	$ 1,833,715	$ 1,464,483
General and administrative expenses	2,065,218	1,751,487	1,592,669
Commission expense	9,975,465	3,583,310	2,796,545
Sales commissions amortized	490,206	613,738	587,740
Depreciation and amortization	202,584	578,534	601,824
Total operating expenses	$ 14,633,746	$ 8,360,784	$ 7,043,261
OPERATING INCOME (LOSS)	$ 347,203	$ (193,060)	$ 285,747
OTHER INCOME (EXPENSES)			
Interest and other income	$ 377,739	$ 164,641	$ 206,888
Interest expense	(303,139)	(317,924)	(251,068)
Net other income (expenses)	$ 74,600	$ (153,283)	$ (44,180)
INCOME (LOSS) BEFORE INCOME TAX BENEFIT (EXPENSE)	$ 421,803	$ (346,343)	$ 241,567
INCOME TAX BENEFIT (EXPENSE)	(61,999)	20,148	(232,830)
INCOME (LOSS) BEFORE MINORITY INTEREST	$ 359,804	$ (326,195)	$ 8,737
Minority interest, net of income taxes	38,507	26,367	31,667
NET INCOME (LOSS) AFTER MINORITY INTEREST	$ 398,311	$ (299,828)	$ 40,404
EARNINGS (LOSS) PER COMMON SHARE:			
Basic	$ .03	$ (.02)	$ .00
Diluted	$ .03	$ (.02)	$ .00
SHARES USED IN COMPUTING EARNINGS (LOSS) PER COMMON SHARE:			
Basic	13,919,746	12,938,050	15,014,290
Diluted	14,503,079	12,938,050	15,014,290

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

INTEGRITY MUTUAL FUNDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Number of Common Shares	Common Stock Amount	Accumulated Deficit	ESOP Receivable	Accumulated Other Comprehensive Income	Total
BALANCE JANUARY 1, 2000	15,230,374	$ 9,858,309	$ (1,337,438)	$ (100,890)	$ 0	$ 8,419,981
Net income (loss)	0	0	40,404	0	0	40,404
Change in unrealized gain (loss) on securities available-for-sale	0	0	0	0	(10,468)	(10,468)
Comprehensive income (loss)						$ 29,936
Purchase of common stock	(341,000)	(141,353)	0	0	0	(141,353)
Receivable - unearned ESOP shares	0	0	0	100,890	0	100,890
BALANCE, DECEMBER 31, 2000	14,889,374	$ 9,716,956	$ (1,297,034)	$ 0	$ (10,468)	$ 8,409,454
Net income (loss)	0	0	(299,828)	0	0	(299,828)
Change in unrealized gain (loss) on securities available-for-sale	0	0	0	0	4,467	4,467
Comprehensive income (loss)						$ (295,361)
Common stock issued	200,000	123,834	0	0	0	123,834
Purchase of common stock	(2,164,894)	(1,251,997)	0	0	0	(1,251,997)
Receivable - unearned ESOP shares	0	0	0	(100,000)	0	(100,000)
Repayments from ESOP	0	0	0	2,907	0	2,907
BALANCE, DECEMBER 31, 2001	12,924,480	$ 8,588,793	$ (1,596,862)	$ (97,093)	$ (6,001)	$ 6,888,837
Net income (loss)	0	0	398,311	0	0	398,311
Change in unrealized gain (loss) on securities available-for-sale	0	0	0	0	(20,159)	(20,159)
Comprehensive income (loss)						$ 378,152
Purchase of common stock	(454,000)	(227,264)	0	0	0	(227,264)
Repayments from ESOP	0	0	0	8,248	0	8,248
BALANCE, DECEMBER 31, 2002	12,470,480	$ 8,361,529	$ (1,198,551)	$ (88,845)	$ (26,160)	$ 7,047,973

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

INTEGRITY MUTUAL FUNDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 398,311	$ (299,828)	$ 40,404
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	202,464	578,534	601,824
Sales commissions amortized/charged off	487,971	613,738	587,740
Consulting expense	0	28,270	0
Minority interest	(55,657)	(26,367)	(31,667)
Loss on sale of assets	0	(28)	0
Effects on operating cash flows due to changes in:			
Cash segregated for customers	(20,739)	(82,966)	(215,570)
Accounts receivable	(602,499)	75,332	(234,556)
Prepaids	21,074	(39,210)	(26,342)
Deferred sales commissions capitalized, net of CDSC collected	(187,600)	(185,589)	25,192
Deferred tax	(103,434)	(45,148)	232,830
Other assets	(83,124)	(16,227)	(17,127)
Service fees payable	(11,802)	2,439	(18,861)
Accounts payable	(39,337)	29,461	(11,546)
Other liabilities	416,683	(12,050)	257,546
Net cash provided by operating activities	$ 422,311	$ 620,361	$ 1,189,867
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property and equipment	$ (88,370)	$ (125,501)	$ (365,425)
Purchase of available-for-sale securities	(1,059)	(1,730)	(55,310)
Proceeds from sale of available-for-sale securities	0	22,483	0
Purchase of goodwill	(1,117,711)	(9,315)	(364,761)
Net cash used by investing activities	$ (1,207,140)	$ (114,063)	$ (785,496)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES			
Reduction of short-term borrowing	$ (94,448)	$ 0	$ (200,000)
Redemption of common stock	(164,011)	(1,251,997)	(141,355)
Issuance of common stock	0	38,614	0
Issuance of subordinate debentures	0	120,000	525,000
Issuance of subordinate commercial notes	561,000	0	0
Short-term borrowing	650,040	0	0
Reduction of notes payable	(13,064)	(81,296)	(13,488)
Redemption of subordinate debentures	(50,000)	0	0
Redemption of debentures	(940,000)	0	(10,000)
ESOP loan	0	(100,000)	0
Repayments from ESOP	8,248	2,907	100,890
Net cash provided (used) by financing activities	$ (42,235)	$ (1,271,772)	$ 261,047
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (827,064)	$ (765,474)	$ 665,418
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,834,683	2,600,157	1,934,739
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,007,619	$ 1,834,683	$ 2,600,157
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 328,423	$ 307,534	$ 217,273
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Change in unrealized gain (loss) on securities available-for-sale	$ (20,159)	$ 4,467	$ (10,468)
Purchase of goodwill with common stock	$ 0	$ 56,950	$ 0
Purchase of goodwill with temporary capital	$ 500,000	$ 0	$ 0
Purchase of goodwill with long-term liability	$ 250,000	$ 0	$ 0
Purchase of goodwill with short-term liability	$ 250,000	$ 0	$ 0
Shares exchanged for services	$ 0	$ 28,270	$ 0
Reduction of notes payable	$ 0	$ 4,988	$ 38,899
Reduction in other assets	$ (63,254)	$ 0	$ 0
Reduction in common stock	$ (63,254)	$ 0	$ 0

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

INTEGRITY MUTUAL FUNDS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Integrity Mutual Funds, Inc. and Subsidiaries are presented to assist in understanding the Company's consolidated financial statements.

Nature of operations - Integrity Mutual Funds, Inc. and Subsidiaries (the "Company," formerly known as ND Holdings, Inc.) was established in September 1987 as a North Dakota corporation. The Company derives its revenue primarily from investment advisory, asset management, underwriting, and transfer agent services to sponsored mutual funds, and commissions earned as distributor for various mutual funds and insurance products. Headquartered in Minot, North Dakota, the Company is marketing its services throughout the Midwestern United States and California. On May 31, 2002, the shareholders of the Company approved a change in the Company name from ND Holdings, Inc. to Integrity Mutual Funds, Inc.

Principles of consolidation - The consolidated financial statements include the accounts of Integrity Mutual Funds, Inc. and its wholly-owned subsidiaries, ND Money Management, Inc., ND Capital, Inc., ND Resources, Inc., Ranson Capital Corporation, ARM Securities Corporation, Capital Financial Services, Inc., and its majority owned subsidiary Magic Internet Services, Inc. All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

Concentrations - The Company derives its revenue primarily from investment advisory and administrative services provided to sponsored mutual funds, a majority of which are state-specific municipal bond funds as well as revenues derived from retail brokerage activities. Company revenues are largely dependent on the total value and composition of assets under management, which include state-specific municipal bonds, as well as the sales activity of registered brokers operating as independent contractors. Accordingly, fluctuations in financial markets and the composition of assets under management impact revenues and results of operations.

Use of estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Investment advisory fees, transfer agent fees and service fees are recorded as revenues as the related services are provided by the Company to sponsored mutual funds. Commission income and the related clearing expenses are recorded on a trade-date basis as securities transactions occur. Internet fees are recorded as revenues as the related services are provided.

Cash and cash equivalents - The Company's policy is to record all liquid investments with original maturities of three months or less as cash equivalents. Liquid investments with maturities greater than three months are recorded as investments.

Investments - Investments in equity securities that have readily determinable fair values are classified and accounted for as available-for-sale. Available-for-sale securities consist of investments in the Company's sponsored mutual funds and are recorded at fair value, with the change in fair value recorded as a component of other comprehensive income in the equity section of the balance sheet. Cost of securities sold is recognized using the specific identification method.

Property and equipment - Property and equipment is stated at cost less accumulated depreciation computed on straight-line and accelerated methods over estimated useful lives as follows:

Equipment	5-7 years
Building	40 years

Deferred sales commissions - Sales commissions paid to brokers and dealers in connection with the sale of shares of the sponsored mutual funds sold without a front-end sales charge(B shares), are capitalized and amortized on a straight line basis over a period not exceeding eight years, which approximates the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from various sponsored mutual funds and potential contingent deferred sales charges received from shareholders of the various sponsored mutual funds. Contingent deferred sales charges received by the Company are recorded as a reduction of unamortized deferred sales commissions. In accordance with Statement of Position 98-5, the commissions paid for the sale of Integrity Fund of Funds, Inc.'s shares have been expensed as incurred. The contingent deferred sales charges received from early redemptions from Integrity Fund of Funds, Inc. have been recorded as revenue. Effective January 1, 2001 the Company is amortizing sales commissions over 5 years for tax purposes.

Advertising - Costs of advertising and promotion of sponsored mutual funds are expensed as incurred.

Earnings per common share - Basic earnings per common share was computed using the weighted average number of shares outstanding of 13,919,746 in 2002, 12,938,050 in 2001 and 15,014,290 in 2000. Diluted earnings per common share is computed using the weighted average number of shares outstanding adjusted for share equivalents arising from unexercised stock warrants, stock options, and written put options. The weighted average shares outstanding used in computing diluted earnings per common share was 14,503,079 in 2002, 12,938,050 in 2001 and 15,014,290 in 2000.

The Company completed a 2 for 1 (2:1) forward stock split in July of 2002. All references in the consolidated financial statements to earnings per share and average number of shares outstanding have been restated to reflect the stock split for all periods presented.

Covenant not to compete - Covenant not to compete is carried on the books at cost less accumulated amortization computed using the straight-line method over the life of the covenant, which is four years.

Income taxes - The Company files a consolidated income tax return with its wholly-owned subsidiaries. The amount of deferred tax benefit or expense is recognized as of the date of the consolidated financial statements, utilizing currently enacted tax laws and rates. Deferred tax benefits are recognized in the financial statements for the changes in deferred tax assets between years.

Reclassification - Certain amounts from 2001 and 2000 have been reclassified to conform with the 2002 presentation. The assets that were previously classified as "Investment Adviser's Agreements" have been reclassified to "Goodwill." These assets represent the "cost of a purchased subsidiary (The Ranson Company and its wholly-owned subsidiary, Ranson Capital Corporation) in excess of the amounts assigned to assets and liabilities." The purchase of The Ranson Company and its wholly-owned subsidiary represents the purchase of the entire company and its operations, equipment, distribution network, management operations and rights related to the Ranson Managed Portfolios. Therefore, these assets are goodwill and are accounted for as such. These reclassifications, in the amount of $4,350,657, had no effect on the Company's net income.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2002 and 2001 consist of the following:

	Current Maturity	Current Interest Rate	Amount 2002	Amount 2001
Cash in checking	Demand	-	$ 77,785	$ 42,871
Morgan Stanley Money Market Accounts	Demand	0.93 %	1,249,109	2,090,348
Less cash segregated for the exclusive benefit of customers			(319,275)	(298,536)
			$ 1,007,619	$ 1,834,683

NOTE 3 - INVESTMENTS IN AND TRANSACTIONS WITH SPONSORED MUTUAL FUNDS

The Company's investments in sponsored mutual funds held as available-for-sale at December 31, 2002 and 2001:

	Aggregate Cost	Gross Unrealized Holding Losses	Aggregate Fair Value
2002 - Mutual Funds	$ 135,616	$ (26,160)	$ 109,456
2001 - Mutual Funds	$ 134,557	$ (6,001)	$ 128,556

Dividends earned on the Company's investments in sponsored mutual funds aggregated $1,059 in 2002, $1,730 in 2001 and $8,310 in 2000.

The Company provides services to the Integrity Mutual Funds and Ranson Managed Portfolios which had aggregate net assets under management at December 31, 2002 of approximately $296 million. All services rendered by the Company are provided under contracts that definitively set forth the services to be provided and the fees to be charged. The majority of these contracts are subject to periodic review and approval by each of the fund's Board of Directors, Trustees and Shareholders. Revenues derived from services rendered to the sponsored mutual funds were $2,856,158 in 2002, $2,963,300 in 2001 and $3,088,928 in 2000.

Accounts receivable from the sponsored mutual funds aggregated $246,000 and $255,000 at December 31, 2002 and 2001, respectively.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31 consists of:

	2002	2001
Office furniture and equipment	$ 889,146	$ 826,692
Building and land	1,245,573	1,222,544
	$ 2,134,719	$ 2,049,236
Accumulated depreciation and amortization	(730,093)	(607,597)
	$ 1,404,626	$ 1,441,639

Depreciation expense totaled $122,711, $142,317 and $175,332 in 2002, 2001 and 2000, respectively.

NOTE 5 - BUSINESS ACQUISITIONS

Purchase Combinations - On January 15, 2002, the Company acquired 100% of the equity stock of Capital Financial Services, Inc. ("CFS"), a full-service brokerage firm based in Madison, Wisconsin. CFS is registered with the SEC as an investment advisor and broker-dealer and also with the NASD as a broker-dealer. CFS specializes in providing investment products and services to independent investment representatives, financial planners, and investment advisors and currently supports approximately 90 investment representatives and investment advisors.

The purchase consideration, taking into effect the 2 for 1 (2:1) forward stock split effective July 1, 2002, was composed of $1,140,000 in cash, 1,500,000 shares of the Company common stock to be issued in three (3) annual installments beginning at the date of purchase, a $250,000 convertible debenture to be issued one year from the purchase date, as well as 500,000 options to purchase common stock of the Company at an option strike price of $0.50 per share. Because there is no market for the Company's options and the strike price is above the market price, the options have been determined to have negligible value.

Pursuant to the terms of the purchase agreement whereby CFS was acquired, 1,500,000 shares of $.0001 par value common stock of the Company will be issued in three (3) annual installments beginning at the date of purchase. The shares will have a put right, whereby the installment shares may be put back to the Company at the rate of $0.50 per share. The put right may be exercised at any time within the ninety (90) day period following the first, second, and third anniversaries of the purchase. The put rights are non-accumulative and each installment will expire if not exercised during the scheduled redemption period.

Also pursuant to the terms of the purchase agreement whereby CFS was acquired, on January 15, 2003, the Company will issue convertible debentures divided among the prior shareholders of CFS in the total amount of $250,000, subject to certain provisions of the Stock Purchase Agreement dated January 15, 2002, which may increase or decrease the amount of the debenture to reflect undisclosed or unknown liabilities of CFS, loss of producing broker revenue base, recovery from third parties, and the costs of such recovery. The debenture principal will be payable January 15, 2006 and will pay interest on the principal sum from January 15, 2003 at the rate of four percent (4%) per annum on a semi-annual basis beginning on July 15, 2003 and thereafter on January 15th and July 15th of each year until the principal balance is paid. All payments will be applied first to interest and any remainder to reduction of principal. The debenture will be convertible as follows: beginning on the date of issuance and until the principal is paid in accordance with the terms of this agreement, the holder of this convertible debenture shall have the option to convert all or any portion of this convertible debenture to $.0001 per value common stock of the Company at the rate of two shares for each one dollar of convertible debenture (2 shares per $1.00 converted) issued by the debenture holder.

The primary reasons for the acquisition were to acquire a full-service retail brokerage distribution system as well as to acquire the investment advisory service operations of CFS. The primary factors contributing to the purchase price were the presence of an established group of approximately 90 investment representatives and investment advisors, the existing relationship with a reputable clearing firm, the fact that approximately 95% of the business of CFS is processed as packaged products, i.e. mutual funds and insurance products, and to capture the revenue stream of approximately $6.4 million. The estimated fair value of the equity of CFS was recorded at $78,392. The excess of purchase price over the estimated fair value of the equity of CFS was $2,117,711, which has been recorded as goodwill.

The operations and financial position of CFS were accounted for in the consolidated financial statements of the Company beginning January 1, 2002.

The following unaudited proforma summary presents the consolidated results of operations of the Company as if the business combination had occurred on January 1, 2000.

	(Unaudited) Year Ended December 31, 2001	(Unaudited) Year Ended December 31, 2000
Revenues	$ 14,537,000	$ 15,483,000
Net earnings	(185,000)	294,000
Basic earnings per share	(.01)	.02
Diluted earnings per share	(.01)	.02

On September 14, 2001, the Company acquired all the assets of North Dakota Investment Advisors, Inc. in exchange for 67,000 shares of the Company's common stock. As a result of failure of certain conditions of the purchase agreement, on June 24, 2002, the Company rescinded the purchase dated September 14, 2001, and obtained return and cancellation of the Company's common shares.

On May 25, 2000, the company acquired all the assets of ARM Securities Corporation (ARM). The purchase price was $896,000, of which $566,000 was for cash, and the remaining $330,000 was for goodwill. The consolidated financial statements include the operating results of the business from May 1, 2000.

The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the business combination had occurred on January 1, 2000.

	(Unaudited) Year Ended December 31, 2000
Revenues	$ 8,621,000
Net income (loss)	20,000
Basic earnings per share	.00
Diluted earnings per share	.00

The above amounts are based upon certain assumptions and estimates which the Company believes are reasonable. The pro forma results do not necessarily represent results which would have occurred if the business combination had taken place at the date indicated or what the results of operations may be in any future period.

October 1, 1999, the Company formed a corporation called Magic Internet Services, Inc. At the same time, the newly formed subsidiary of the Company acquired all the assets of Magic Internet Services (a North Dakota partnership). The purchase price was $980,392, of which $260,000 was allocated to equipment, $218,000 was for a covenant not to compete, which is being amortized over 4 years, and the remaining balance of $502,392 was for goodwill, which is being amortized over 15 years. The purchase price was funded by issuing a 49% ownership of the newly formed subsidiary to the partners of the acquired partnership (hereinafter referred to as the Minority Interest). The parent received 51% of the stock of the newly formed corporation for its $500,000 payment to the partners of Magic Internet Services. The $500,000 consisted of $400,000 cash and 200,000 shares of ND Holdings, Inc. stock at $.50 share price. The consolidated financial statements include the operating results of the business from the date of acquisition.

NOTE 6 - LONG-TERM DEBT

Long-term debt at December 31, 2002 and 2001 was as follows:

	Rate	Current Portion	2002	2001
Long-term debt:				
Debentures	10.00%	0	0	940,000
Corporate notes	10.00%	0	962,000	962,000
First Western Bank	6.75%	17,298	461,311	474,375
Subordinate debentures	12.00%	0	595,000	645,000
Subordinate commercial notes	9.00%	0	561,000	0
Convertible debenture	4.00%	0	250,000	0
Totals		$ 17,298	$ 2,829,311	$ 3,021,375

A summary of the terms of the current long-term debt agreements follow:

Debentures - The Company approved a $1 million intra-state debenture offering limiting the sale in North Dakota to North Dakota residents only. The debentures do not represent ownership in the Company. The debentures carried an interest rate of 10% per annum, payable semi-annually, and matured September 1, 2002. The Company could call the debentures at 2% over par. On September 1, 2002, the liability matured and was paid in full.

Corporate notes - The Company had an intra-state offering of corporate notes limiting the sale to North Dakota residents only. The notes do not represent ownership of the Company. As of December 31, 2002, $962,000 in notes were outstanding. The notes carry an interest rate of 10% per annum, payable annually, and mature June 30, 2004. The Company can call the notes at par anytime after January 1, 2001.

First Western Bank - In June of 1999, the Company converted its outstanding balance of $500,000 borrowed on its bank line-of-credit to long-term debt. The debt was refinanced in December of 2002. The debt carries an interest rate of 6.75%, with monthly payments of $4,105. On January 1, 2006, the remaining balance will be due in full.

Subordinate Debentures - The company approved a $1 million intra-state subordinated debenture offering limiting the sale in North Dakota to North Dakota residents only. The subordinated debentures do not represent ownership in the Company. As of December 31, 2002, $595,000 in subordinate debentures were outstanding. The subordinate debentures carry an interest rate of 12% per annum, payable semi-annually, and mature June 30, 2005. The company can call the subordinate debentures at par anytime after July 1, 2001.

Subordinate Commercial Notes - The Company approved a $1 million intra-state subordinated commercial note offering limiting the sale in North Dakota to North Dakota residents only. The subordinated commercial notes do not represent ownership in the Company. As of December 31, 2002, $561,000 in subordinate commercial notes were outstanding. The subordinate commercial notes carry an interest rate of 9% per annum, payable semi-annually, and mature June 30, 2008. The company can call the subordinate commercial notes at par anytime after July 1, 2003.

Convertible Debentures - As part of the acquisition of Capital Financial Services, Inc. (See Note 5) on January 15, 2003, the Company will issue convertible debentures divided among the prior shareholders of CFS in the total amount of $250,000, subject to certain provisions of the Stock Purchase Agreement dated January

15, 2002, which may increase or decrease the amount of the debenture to reflect undisclosed or unknown liabilities of CFS, loss of producing broker revenue base, recovery from third parties, and the costs of such recovery. The debenture principal will be payable January 15, 2006 and will pay interest on the principal sum from January 15, 2003 at the rate of four percent (4%) per annum on a semi-annual basis beginning on July 15, 2003 and thereafter on January 15th and July 15th of each year until the principal balance is paid. All payments will be applied first to interest and any remainder to reduction of principal. The debenture will be convertible as follows: beginning on the date of issuance and until the principal is paid in accordance with the terms of this agreement, the holder of this convertible debenture shall have the option to convert all or any portion of this convertible debenture to $.0001 per value common stock of the Company at the rate of two shares for each one dollar of convertible debenture (2 shares per $1.00 converted) issued by the debenture holder.

The aggregate amount of required future payments on the above long-term debt at December 31, 2002, is as follows:

Year ending December 31,		
2003	$	17,298
2004		981,460
2005		616,174
2006		653,379
2007		0
2008		561,000
Total due	$	2,829,311

NOTE 7 - INCOME TAXES

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes and consisted of the following:

	2002	2001	2000
Current income taxes			
Federal	$ 98,000	$ 0	$ 0
State	28,000	0	0
Total current payable	$ 126,000	$ 0	$ 0
Deferred tax benefit (expense)			
Federal and state	$ 64,001	$ (20,148)	$ 232,830
Total provision for income tax			
Benefit (expense)	$ (61,999)	$ 20,148	$ (232,830)

Deferred taxes arise because of different tax treatment between financial statement accounting and tax accounting, known as "temporary differences." The Company records the tax effect of these temporary differences as "deferred tax assets" (generally items that can be used as a tax deduction or credit in future periods) and "deferred tax liabilities" (generally items for which the Company has received a tax deduction and have not yet been recorded in the consolidated statement of operations). Deferred tax assets (liabilities) were comprised of the following:

	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 101,000	$ 223,000
Other	500	5,500
Total deferred tax assets	$ 101,500	$ 228,500
Deferred tax liabilities:		
Accumulated depreciation	$ 21,500	$ 7,000
Accumulated amortization	250,000	456,000
Other	0	38,934
Total deferred tax liabilities	$ 271,500	$ 501,934
Net deferred tax liability	$ 170,000	$ 273,434

A reconciliation of the difference between the expected income tax expense (benefit) is computed at the U.S. Statutory income tax rate of 35% and the Company's income tax expense is shown in the following table:

	2002	2001	2000
Federal taxes (benefit) at statutory rates	$ 147,000	$ (113,000)	$ 111,000
State taxes (benefit), net of federal tax effect	22,000	(18,000)	17,500
Taxes on nondeductible amortization at federal statutory rates	0	95,000	106,000
Keyman life insurance proceeds	(87,500)	0	0
Other	(19,501)	15,852	(1,670)
Actual tax (benefit) expense	$ 61,999	$ (20,148)	$ 232,830

Included in "other" are amounts separately allocated to stockholders' equity to recognize the related tax effect of the change in net unrealized gain or loss on securities available for sale and the ESOP plan activity for the years ended December 31, 2002, 2001 and 2000. In each of these years the amounts were insignificant..

NOTE 8 - STOCK WARRANTS, STOCK SPLITS, AND STOCK OPTIONS

The Company has authorized 2,100,000 perpetual warrants to certain organizers, directors, officers, employees and shareholders of the Company. All warrants were issued between 1987 and 1990 and were accounted for in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. No compensation expense was recorded for these warrants as the exercise price exceeded the market price of the stock at the date of issue. The Company plans to continue to apply APB Opinion No. 25 in accounting for its warrants. In the event additional warrants are issued, appropriate results will be disclosed in accordance with the provisions of Statement of Financial Accounting Standard, No. 123. These warrants, at the date of issue, allowed for the purchase of shares of stock at $2.00 per share. The exercise price of the warrants will be adjusted to reflect stock splits of 2 for 1 in 2002, and 11 for 10 in 1990 and 1989. 2,000 warrants (adjusted for the 2 for 1 stock split in 2002) were exercised in 1997 leaving an outstanding balance of 2,098,000 warrants as of December 31, 2002.

The Company has entered into employment agreements with several key employees of the Company. Upon execution of these employment agreements, a one time granting of stock options took effect. These options are considered to be fully vested and have a perpetual life. Each employment contract stated the strike price for which options were granted. In addition, several of the contracts will grant options should the employee reach specified performance goals. The number of shares authorized for granting of options under these employment agreements is limited only by continued employment and the ability to reach these performance goals. As of December 31, 2002, no options have been granted as a result of an employee reaching these performance goals. With the exception of the Chief Executive Officer's employment contract, there are no severance packages, buyout clauses, or other forms of commitments. With regards to the Chief Executive Officer's employment contract, which will expire on September 1, 2004, in the event of termination or for certain other reasons stated in the employment agreement, the remaining portion of the contract shall be paid. In the event of death or disability, the Company will continue to pay the Chief Executive Officer's estate for a six month period.

As part of the acquisition of Capital Financial Services, Inc. (see Note 5), 500,000 options were granted at a strike price of $.50. These options are fully vested and expire ten years from the acquisition date.

As permitted by SFAS No. 123, the Company elected to account for stock option plans under the provisions of APB Option No. 25. Accordingly, no compensation cost has generally been recognized for stock options granted. Had the Company adopted SFAS No. 123, the pro forma effects on net earnings, basic earnings per share, and diluted earnings per share for the last two years would have been as follows:

	2002	2001
Net earnings (loss)		
As reported	$ 398,311	$ (299,828)
Pro forma	300,000	(456,000)
Basic earnings (loss) per share		
As reported	$ .03	$ (.02)
Pro forma	.02	(.04)
Diluted earnings (loss) per share		
As reported	$ .03	$ (.02)
Pro forma	.02	(.04)

The fair value of each option was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001
Risk-free interest rate	4.39%	4.08%
Expected dividend yield	0%	0%
Expected stock price volatility	70%	71%
Expected life of options	7 years	7 years

Option activity for the last two years was as follows:

	Shares	Weighted Average Exercise Price per Share
Outstanding on January 1, 2001	0	$ .00
Granted	800,000	.43
Exercised	0	.00
Canceled	0	.00
Outstanding on December 31, 2001	800,000	.43
Granted	520,000	.50
Exercised	0	.00
Canceled	0	.00
Outstanding on December 31, 2002	1,320,000	$ .46

Exercisable options at the end of 2002 and 2001 were 1,320,000 and 800,000, respectively. The following table summarizes information concerning options outstanding and exercisable as of December 31, 2002:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ .00 to $ .49	820,000	Perpetual	$ .43	820,000	$ .43
$ .50 to $ 1.00	500,000	10	$ .50	500,000	$ .50
$ .00 to $ 1.00	1,320,000	10*	$ .46	1,320,000	$ .46

* Excludes options with a perpetual life

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(K) plan for all its employees. This plan is solely funded by employee elective deferrals. The only expenses of the plan paid for by the Company are the trustees fees, which were insignificant in 2002, 2001 and 2000.

The Company established an employee stock ownership plan ("ESOP") effective January 1, 1999. Pursuant to the ESOP, each year the Company will determine the amount to contribute to the plan. Contributions are made at the discretion of the Board of Directors. To be eligible to participate in the plan, an employee must have completed one year of service and have attained age 21.

During 2001, the ESOP purchased 208,000 shares of the Company's common stock, at a weighted average price of $.48 per share. The purchase was funded with a loan of $100,000 from the Company, which is collateralized by the unallocated Company shares owned by the ESOP. The loan will be repaid primarily from contributions by the company. The outstanding principal balance of the loan as of December 31, 2002 was $89,000 and the interest rate is 7% over a 15 year life. All previous loans to the ESOP have been paid in full and shares purchased by those loans have been allocated to employees.

The shares owned by the ESOP are held by a third party trustee and released for allocation to participants as repayments of the loan are made. The number of shares released for allocation in any year is based upon the ratio of current year principal and interest payments to the total current year and projected future year's principal and interest payments. Shares of common stock are allocated to each employee based on the relationship of their total compensation to the total compensation of all participants.

At December 31, 2002 and 2001, cumulative allocated shares remaining in the trust were 525,296 and 516,000 respectively, and unallocated shares were 198,704 and 208,000 respectively, of which 13,944 and 9,296 respectively, were committed-to-be allocated. Total ESOP contribution expense recognized was $6,362, $33,958 and $25,427 for the years ended December 31, 2002, 2001, and 2000 respectively.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company's broker-dealer subsidiaries (ND Capital, Inc., Ranson Capital Corporation, ARM Securities Corporation, and Capital Financial Services, Inc.) are member firms of the National Association of Securities Dealers, Inc. and are registered with the Securities and Exchange Commission (SEC) as broker-dealers. Under the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), the subsidiaries are required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1. At December 31, 2002, these subsidiaries had net capital of $211,416, $171,763, $370,075 and $252,017; minimum net capital requirements of $25,000, $5,000, $25,000 and $25,208; excess net capital of $186,416, $166,763, $345,075, and $226,809 and ratios of aggregate indebtedness to net capital of .09 to 1, .42 to 1, .45 to 1, and 1.5 to 1, respectively. The subsidiaries are exempt from the reserve requirements of Rule 15c3-3.

NOTE 11 - OPERATING SEGMENTS

Integrity Mutual Funds, Inc. and Subsidiaries, Inc., organizes its business units into three reportable segments: mutual fund services, internet services, and broker-dealer services. The mutual fund services segment acts as investment adviser, distributor and provider of administrative service to sponsored and nonproprietary mutual funds. The internet services segment provides internet service for the Minot and surrounding area. The broker-dealer segment distributes shares of nonproprietary mutual funds, and insurance products.

The company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained. The accounting policies are the same as those described in the summary of significant accounting policies.

As of, and for the year ended, December 31, 2002

	Mutual Fund Services	Internet Services	Broker-Dealer Services	Total
Revenue from external customers	$ 3,877,046	$ 537,288	$ 10,566,615	$ 14,980,949
Intersegment revenues	0	2,054	0	2,054
Interest revenue	8,765	0	0	8,765
Interest expense	301,227	0	1,912	303,139
Depreciation and amortization	99,516	98,539	4,529	202,584
Segment profit (loss)	200,622	(40,079)	237,768	398,311
Segment assets	11,938,606	698,696	1,340,621	13,977,923
Expenditure for segment assets	79,516	6,807	2,047	88,370

As of, and for the year ended, December 31, 2001

	Mutual Fund Services	Internet Services	Broker-Dealer Services	Total
Revenue from external customers	$ 3,666,483	$ 642,584	$ 3,858,657	$ 8,167,724
Intersegment revenues	1,800	2,773	0	4,573
Interest revenue	121	0	0	121
Interest expense	317,857	67	0	317,924
Depreciation and amortization	426,302	151,688	544	578,534
Segment profit (loss)	(345,550)	(27,444)	73,166	(299,828)
Segment assets	10,162,935	840,988	1,272,972	12,276,895
Expenditure for segment assets	76,556	30,123	18,822	125,501

As of, and for the year ended, December 31, 2000

	Mutual Fund Services	Internet Services	Broker-Dealer Services	Total
Revenue from external customers	$ 3,641,631	$ 668,980	$ 3,018,397	$ 7,329,008
Intersegment revenues	7,875	1,303	0	9,178
Interest revenue	2,147	0	0	2,147
Interest expense	250,955	113	0	251,068
Depreciation and amortization	428,536	168,885	4,403	601,824
Segment profit (loss)	(117,337)	(33,021)	190,762	40,404
Segment assets	11,737,269	946,334	1,334,984	14,018,587
Expenditure for segment assets	293,256	46,835	25,334	365,425

Reconciliation of Segment Information	2002	2001	2000
<u>Revenues</u>			
Total revenues for reportable segments	$ 14,983,003	$ 8,172,297	$ 7,338,186
Elimination of intersegment revenues	(2,054)	(4,573)	(9,178)
Consolidated total revenue	$ 14,980,949	$ 8,167,724	$ 7,329,008
<u>Profit</u>			
Total reportable segment profit	$ 398,311	$ (299,828)	$ 40,404
<u>Assets</u>			
Total assets for reportable segments	$ 13,977,923	$ 12,276,895	$ 14,018,587
Elimination of intercompany receivables	(1,284,014)	(1,062,103)	(1,265,228)
Consolidated assets	$ 12,693,909	$ 11,214,792	$ 12,753,359

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The company entered into leases for office space as a result of purchasing ARM Securities Corporation (Note 5) in Minnesota and California. The monthly lease payments are $900 and $7,409, respectively. The leases will expire March 31, 2003 and January 31, 2004, respectively. Total rent expense for the two leases was $99,708 and $99,708 for the years ended December 31, 2002 and 2001, respectively.

The company has several leases for various office equipment that expire over the next several years through 2006. The total rent expense for these leases was $36,000, $33,000, and $22,000 for December 31, 2002, 2001, and 2000 respectively.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2002.

Years ending December 31,		
2003	$	117,113
2004		29,312
2005		13,873
2006		822
Total minimum future rentals	$	161,120

NOTE 13 - ACQUIRED INTANGIBLE ASSETS

Acquired intangible assets consisted of the following as of:

	December 31, 2002		December 31, 2001	
Amortized Intangible Assets				
Carrying amount				
Covenant not to compete	$	218,000	$	218,000
Accumulated amortization		177,125		122,624
Aggregate Amortization Expense				
For the year ended				
December 31, 2002	$	54,500		
For the year ended				
December 31, 2001	$	54,500		

The remaining unamortized balance of $40,875 will be expensed in 2003.

NOTE 14 - GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

	Mutual Fund Services	Internet Services	Broker-Dealer Services	Total
Balance as of January 1, 2002	$ 4,411,123	$ 427,034	$ 338,916	$ 5,177,073
Goodwill acquired during the period	-	-	2,117,711	2,117,711
Impairment losses	-	-	-	-
Removal of goodwill based on cancellation of prior purchase	(60,467)	-	-	(60,467)
Balance as of December 31, 2002	$ 4,350,656	$ 427,034	$ 2,456,627	$ 7,234,317

The above segments are tested for impairment on an annual basis in the second quarter and any impairment adjustments are reflected at that time. The initial application of SFAS No. 142 and the transitional impairment test was completed in the second quarter of 2002 and resulted in no impairment adjustment for all segments.

NOTE 15 - GOODWILL AND OTHER INTANGIBLE ASSETS - ADOPTION OF STATEMENT 142

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 - Goodwill and Other Intangible Assets. In the following tables, net income, basic earnings per share, and diluted earnings per share are shown as if SFAS No. 142 had been applied to those periods.

		2001		2000
NET INCOME:				
Reported net income (loss)	$	(299,828)	$	40,404
Add back: goodwill amortization		358,103		353,132
Adjusted net income (loss)	$	58,275	$	393,536

		2001		2000
BASIC EARNINGS PER SHARE:				
Reported net income (loss)	$	(.02)	$	.00
Add back: goodwill amortization		.02		.03
Adjusted net income (loss)	$	.00	$	.03

		2001		2000
DILUTED EARNINGS PER SHARE:				
Reported net income (loss)	$	(.02)	$	.00
Add back: goodwill amortization		.02		.03
Adjusted net income (loss)	$	.00	$	.03

NOTE 16 - MATERIAL CHANGES IN INSTRUMENTS DEFINING THE RIGHTS OF SHAREHOLDERS

On May 31, 2002, the shareholders of the Company approved an amendment of the Company's Articles of Incorporation which increased the authorized common shares of the Company from 20,000,000 shares of no par common stock to 1,000,000,000 shares of $.0001 par value common stock. On May 31, 2002, the shareholders also approved an amendment of the Company's Articles of Incorporation which authorized 100,000,000 shares of $.0001 par value preferred stock. Preferred shares have a preference over the common shares with respect to future dividends, voting rights, and liquidation in the event of dissolution. The Board of Directors may establish a class or series, setting forth the designation of the class or series and fixing the relative rights and preferences of the class or series of the preferred shares. The increase in the authorized shares of common stock and the authorization for preferred stock will not have any immediate effect on the rights of existing shareholders, however, the Board of Directors will have the authority to issue authorized shares of common stock and create classes of preferred stock within the authorized limits of preferred stock without requiring future shareholder approval of such issuances, except as may be required by applicable law or regulations, the Company's governing documents or the rules of any stock exchange, Nasdaq, or any automated inter-dealer quotation system on which the Company's common stock may then be traded. The Company's shareholders can, therefore, experience a reduction in their ownership interest in the Company with respect to earnings per share (if any), voting, liquidation value, and book and market value if the additional authorized shares are issued. The holders of the Company's common stock have no preemptive rights, which means that current shareholders do not have a prior right to purchase any new issue of common stock in order to maintain their proportionate ownership in the Company.

On May 31, 2002, the shareholders of the Company approved a two for one (2:1) forward stock split of the issued and outstanding common stock of the Company which took effect on July 1, 2002. The forward stock split increased the number of issued and outstanding shares of common stock of the Company as of July 1, 2002 from approximately 6,700,000 to approximately 13,400,000. Except for changes in the number of shares of stock issued and outstanding, the rights and privileges of holders of shares of common stock remain the same, both before and after the forward stock split. Commencing on July 1, 2002, each currently outstanding common stock certificate was deemed for all corporate purposes to evidence ownership of the increased number of shares resulting from the forward stock split. New stock certificates reflecting the number of shares resulting from the stock split will be issued only as currently outstanding certificates are transferred or upon request of individual shareholders.

NOTE 17 - SUBSEQUENT EVENTS

In December of 2002, the Company received notification of intent to exercise put options in accordance with the purchase agreement to acquire Capital Financial Services, Inc. (see Note 5). On January 16, 2003, the Company received written notice of exercise along with the return of stock certificates representing the first of three installments of shares issued, and as a result, $250,000 was paid out. This amount has been included as a current liability in the 2002 financial statements.

NOTE 18 - NEW PRONOUNCEMENTS

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on its operating results or financial position.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FASB Statement No. 148 is effective for years beginning after December 15, 2002. The Company does not expect the adoption of SFAS No. 148 to have a material impact on its operating results or financial position.

ADDITIONAL INFORMATION

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Stockholders and Directors of
Integrity Mutual Funds, Inc. and Subsidiaries
Minot, North Dakota

Our report on our audit of the basic consolidated financial statements of Integrity Mutual Funds, Inc. and Subsidiaries for the years ended December 31, 2002, 2001 and 2000, appears on page 12. Those audits were made for the purpose of forming an opinion on such consolidated financial statements taken as a whole. The information on pages 33 and 34, related to the 2002, 2001 and 2000 consolidated financial statements, is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information, except for that portion marked "unaudited", on which we express no opinion, has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements, and, in our opinion, the information is fairly stated in all material respects in relation to the basic consolidated financial statements for the years ended December 31, 2002, 2001 and 2000, taken as a whole.

We also have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Integrity Mutual Funds, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1999, none of which is presented herein, and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information on page 33 relating to the 1999 and 1998 consolidated financial statements is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Brady, Martz + Associates

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 21, 2003

INTEGRITY MUTUAL FUNDS, INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA
FOR THE YEARS ENDED DECEMBER 31, AS INDICATED

	2002	2001	2000	1999	1998
Operating revenue	$ 14,980,949	$ 8,167,724	$ 7,329,008	$ 4,761,059	$ 4,438,908
Income (loss) from operations	$ 347,203	$ (193,060)	$ 285,747	$ 586,458	$ 683,443
Income tax (expense) benefit	$ (61,999)	$ 20,148	$ (232,830)	$ (326,833)	$ (405,240)
Basic earnings (loss) per share	$ .03	$ (.02)	$ .00	$ (.01)	$ .02
Diluted earnings (loss) per share	$ .03	$ (.02)	$ .00	$ (.01)	$ .02
Total assets	$ 12,693,909	$ 11,214,792	$ 12,753,359	$ 12,072,973	$10,891,060
Long-term obligations	$ 2,829,311	$ 3,021,375	$ 2,987,661	$ 2,525,047	$ 1,307,750
Shareholders' equity	$ 7,047,973	$ 6,888,837	$ 8,409,454	$ 8,419,984	$ 9,083,188
Dividends paid	$ 0	$ 0	$ 0	$ 0	$ 0

INTEGRITY MUTUAL FUNDS, INC. AND SUBSIDIARIES
QUARTERLY RESULTS OF CONSOLIDATED OPERATIONS (UNAUDITED)

	QUARTER ENDED			
	3-31-02	6-30-02	9-30-02	12-31-02
Revenues	$ 3,649,847	$ 3,861,871	$ 3,879,800	$ 3,589,431
Operating income (loss)	119,066	27,615	56,572	143,950
Other income (expense)	(59,302)	(39,903)	(55,672)	229,477
Income tax benefit (expense)	(25,751)	12,255	14,627	(63,130)
Net income (loss)	38,440	3,098	30,324	326,449
Per Share[1]				
Operating income (loss)	0.01	0.00	0.00	0.01
Other income (expense)	(0.00)	(0.00)	(0.00)	0.02
Income tax benefit (expense)	(0.00)	0.00	0.00	(0.00)

	QUARTER ENDED			
	3-31-01	6-30-01	9-30-01	12-31-01
Revenues	$ 2,149,123	$ 2,043,524	$ 1,971,967	$ 2,003,110
Operating income (loss)	(2,954)	(41,532)	(36,079)	(112,495)
Other income (expense)	(31,204)	(25,854)	(44,516)	(51,709)
Income tax benefit (expense)	(16,301)	(2,852)	3,713	35,588
Net income (loss)	(46,905)	(65,764)	(67,886)	(119,273)
Per Share[1]				
Operating income (loss)	(0.00)	(0.00)	(0.00)	(0.01)
Other income (expense)	(0.00)	(0.00)	(0.00)	(0.00)
Income tax benefit (expense)	(0.00)	(0.00)	0.00	0.00

	QUARTER ENDED			
	3-31-00	6-30-00	9-30-00	12-31-00
Revenues	$ 1,084,761	$ 2,004,073	$ 2,158,754	$ 2,081,420
Operating income (loss)	63,444	94,913	78,905	48,485
Other income (expense)	(15,969)	(2,640)	(13,026)	(12,545)
Income tax benefit (expense)	(60,347)	(52,794)	(69,194)	(50,495)
Net income (loss)	(1,810)	37,428	9,037	(4,251)
Per Share[1]				
Operating income (loss)	0.00	0.01	0.01	0.00
Other income (expense)	(0.00)	(0.00)	(0.00)	(0.00)
Income tax benefit (expense)	(0.00)	(0.00)	(0.00)	(0.00)

(1) For calculating per share amounts, basic and diluted earnings per common share are not materially different.

The above financial information is unaudited. In the opinion of management, all adjustments (which are of a normal recurring nature) have been included for a fair presentation.

The Statement below has been prepared by management and is not a part of the consolidated audited financial statement.

Integrity Mutual Funds, Inc.

	FINANCIAL HIGHLIGHTS	2002	2001	2000
OPERATING RESULTS	Revenues	$14,980,949	$ 8,167,724	$ 7,329,008
	Net income (loss)	$ 398,311	$ (299,828)	$ 40,404
	Cash earnings 1	$ 1,091,101	$ 892,444	$ 1,229,968
	EBITDA 2	$ 1,456,239	$ 1,190,220	$ 1,713,866
	Earnings per share	0.03	(0.02)	0.00
	Cash earnings per share 3	0.08	0.07	0.08
	EBITDA per share 3	0.10	0.09	0.11

1 Net income plus amortization and depreciation.

2 Earnings before interest, taxes, depreciation and amortization.

3 Calculated using the same number of shares used for earnings per share and presented as an additional measure of operating performance, not as a substitute for earnings per share.

Integrity Mutual Funds, Inc. Board of Directors



Robert E. Walstad



Peter A. Quist



Vance A. Castleman



Myron D. Thompson



Richard H. Walstad

Robert E. Walstad - CEO and Director of Integrity Mutual Funds, Inc.

Peter A. Quist - Vice President and Director of Integrity Mutual Funds, Inc.

Vance C. Castleman - Member, Souris Basin Revolving Loan Fund Committee (1972-1999, 2003-Present); Real Estate Developer (1979-Present); President and CEO of Inn-Vestments, Inc.(1994-Present); VP-Marketing, Labor Ready, LRW (1999-July, 2000); President, Minot Lodging Expo, LLC (1999 - Present); Director of ARM Securities Corporation, (2000 - Present); Director of Capital Financial Services, Inc. (2002 - Present).

Myron D. Thompson -President, CEO and Director, Food Management Investors, Inc., a.k.a. FMI, Inc., (1990 - Present); President and Director, Apple Core Enterprises, Inc. (1990 - Present); President and Director, Labor Force of MN, Inc. (1989 to Present); General Partner, Dakota Apple Partnership (1994-Present); President, Director, and Member, Village Ventures, LLC (1995-Present); President, Director and Member, Ventures North, LLC (2002Present); Director, Officer and Member, Prairie funding, Inc. (2002-Present).

Richard H. Walstad - Consultant of Cook Sign Company of Fargo, (2001 - Present), Chairman of the Board/CEO, Cook Sign Co. of Fargo (1978 - 2001); Director, Community First Bank, Fargo (1983 - 2001); Vice Chairman, Dakota Certified Development Corp. (1992 - 2001); Vice Chairman, Fargo Cass County Economic Development Corp., Fargo (1998 - 2001); Vice Chairman, Fargo Municipal Airport Authority (1999 - 2001).

Fund Directors and Trustees



Lynn W. Aas



Orlin W. Backes



R. James Maxson



Robert E. Walstad



Peter A. Quist


INTEGRITY MUTUAL FUNDS, INC.
Holding Company
ND Capital, Inc.
Broker-Dealer
Underwriter
Member
NASD & SIPC
ND Money Management, Inc.
Investment Adviser
ND Resources, Inc.
Transfer Agent
Shareholder Services
Fund Accountant
Ranson Capital Corporation
Broker-Dealer
Underwriter
Investment Adviser
Member
NASD & SIPC
Magic Internet Services, Inc.
Internet Provider
ARM Securities Corporation
Broker-Dealer
CFS
Capital Financial Services, Inc.
Full -Service Brokerage Firm
Integrity Mutual Funds
ND Tax-Free Fund, Inc.
Montana Tax-Free Fund, Inc.
South Dakota Tax-Free Fund, Inc.
Integrity Fund of Funds, Inc.
Integrity Small-Cap Fund of Funds, Inc.
Ranson Managed Portfolios
The Kansas Insured Intermediate Fund
The Kansas Municipal Fund
The Nebraska Municipal Fund
The Oklahoma Municipal Fund
ANNUIT COEPTIS
MDCCLXXVI
NOVUS ORDO SECLORUM

INTEGRITY MUTUAL FUNDS, INC.

701/852/5292

800/276/1262

FAX: 701/838/4902

E-MAIL: info@integritymf.com

WEB ADDRESS: www.integritymf.com

TRANSFER AGENT

ND Resources, Inc.

1 North Main

Minot, ND 58703

INDEPENDENT PUBLIC ACCOUNTANT

Brady, Martz & Associates, P.C.

24 West Central Avenue

Minot, ND 58701

